Exhibit 99.1

ProQR Announces Enrollment Has Started in Global Phase 1b Study of QR-010 in Cystic Fibrosis Patients

LEIDEN, the Netherlands, June 26, 2015 — ProQR Therapeutics N.V. (NASDAQ: PRQR) today announced that enrollment has started in study PQ-010-001, a global Phase 1b clinical study of QR-010, a novel investigational RNA therapeutic designed to repair the genetic mutation in the mRNA of cystic fibrosis (CF) patients due to the ΔF508 mutation.

“We are proud to announce that our first clinical study of QR-010 is now open and actively enrolling,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “Since the foundation of the company 3 years ago our team has worked very hard towards this step in the development of a therapy for CF, and we are excited to have reached this important milestone.”

“QR-010 is an innovative approach to target the underlying defect of CF. We are very pleased to participate in the first clinical trial for this novel compound,” said Professor Stuart Elborn of Queen’s University Belfast and immediate past-President of the European Cystic Fibrosis Society.

PQ-010-001 is a Phase 1b randomized, double-blind, placebo-controlled, 28-day study to be conducted in 20 centers worldwide. This first study will evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of inhaled QR-010 in 64 CF patients carrying two copies (homozygotes) of the ΔF508 mutation. As exploratory efficacy endpoints, this study will also assess sweat chloride, weight gain, CFQ-R Respiratory Symptom Score and lung function, measured by FEV1. In this study, QR-010 will be administered through inhalation for up to three times a week for a maximum period of four weeks. This Phase 1b trial will be conducted in parallel with a proof-of-concept Nasal Potential Difference (NPD) study that will begin enrollment of 16 CF patients that are either homo- or heterozygous for the ΔF508 mutation in Q3 of this year.

“The Phase 1b study and the NPD proof-of-concept study will provide a strong, early signal as to the therapeutic potential of QR-010,” said Noreen R. Henig, MD, Chief Development Officer of ProQR.

About CF

CF is a genetic disease that affects an estimated 70,000 to 100,000 patients worldwide and causes early morbidity and mortality. CF currently has no cure. The median age of death for CF patients is 27, and more than 90% of CF patients die from respiratory failure. To date, all but one of the therapies approved to treat CF patients are designed to treat the symptoms of CF rather than address the underlying cause. CF is caused by mutations in the gene that encodes for a protein called cystic fibrosis transmembrane conductance regulator, or CFTR. Although there are more than 1,900 different genetic mutations that cause CF, the ΔF508 mutation that we are targeting is the most prevalent and is present in approximately 70% of all CF patients. In CF patients, this mutated gene and the resulting defective protein lead to the dysfunction of multiple organ systems, including the lungs, pancreas and gastrointestinal tract. In the lung airways, absence of functional CFTR protein leads to unusually thick, sticky mucus that clogs the lungs and increases vulnerability to chronic, life-threatening lung infections.

About QR-010

QR-010 is a first-in-class RNA-based oligonucleotide designed to address the underlying cause of the disease by repairing the mRNA defect encoded by the ΔF508 mutation in the CFTR gene of CF patients. The ΔF508 mutation is a deletion of three of the coding base pairs, or nucleotides, in the CFTR gene, which results in the production of a misfolded CFTR protein that does not function normally. QR-010 is designed to bind to the defective CFTR mRNA and guide the insertion of the three missing nucleotides, thus repairing the mRNA and subsequently producing wild-type, or normal CFTR protein. QR-010 is designed to be self-administered through a small, handheld aerosol delivery device, or nebulizer, in the form of a mist inhaled into the lungs. We believe this method could allow maximum exposure of QR-010 to the primary target organ, the lung, as well as significant exposure to other affected organs through systemic absorption into the blood. QR-010 has been granted orphan drug designation in the United States and the European Union.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe diseases such as cystic fibrosis and Leber’s congenital amaurosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind. Since 2012.

ProQR Therapeutics N.V.:

Smital Shah

Chief Financial Officer

T: +1 415 231 6431

ir@proqr.com

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